

April 2, 2014

Via E-mail
Mr. Scott W. Wilton
Secretary
Inland American Real Estate, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re: Inland American Real Estate, Inc.**
> **Amendment No. 1 to Schedule TO**
> **Filed April 1, 2014**
> **File No. 005-85811**

Dear Mr. Wilton:

We have reviewed your filing and have the following comments.

General

1.   Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Accordingly, in the future, please do not refer to the PSLRA in disclosure made in connection with your tender offer. We note for instance the legend contained in Exhibit (a)(ix).

What if I participate in the Company's Distribution Reinvestment Plan and want to tender all my Shares?, page 6

2.   We note the response to prior comment 1. Please amend your schedule to disclose the information contained in the last sentence of the first paragraph of your response. Please also disclose clearly that a security holder can similarly avoid the purchase of fractional shares remaining after any proration, and how this would be accomplished.

Plans and Proposals, page 23

3.   We note the response to prior comment 4. Please confirm in your response that you have included in the offering document all material information with respect to the offer, disregarding any incorporation by reference to previously filed documents.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Michael J. Choate, Esq.
        Proskauer Rose LLP